December 17, 2015

VIA EDGAR

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Bluerock Residential Growth REIT, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 4, 2015

File No. 001-36369

Dear Mr. Gordon:

This letter is submitted on behalf of Bluerock Residential Growth REIT, Inc. (the “Company”) in response to written comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated December 4, 2015, with respect to the Company’s Form 10-K for the year ended December 31, 2014 filed with the Commission on March 4, 2015 (“Form 10-K”). For your convenience, we have reproduced the comments below, followed by our responses.

Item 2. Properties

Development Properties, page 39

1.	In future Exchange Act periodic reports, please disclose for each development the costs incurred to date and the budgeted costs. Also, for developments completed in future periods, please disclose the development costs per unit and clearly indicate whether leasing costs are included in this measure.

Response:

In future Exchange Act periodic reports, we will provide the costs incurred as of the end date of the reporting period and the budgeted costs for our development properties. We will also provide the development costs per unit and clearly indicate the amount of leasing costs.

Item 5. Market Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Distributions, page 41

2.	In future Exchange Act periodic reports, please specify the source of funds used to finance distributions.

Response:

In future Exchange Act periodic reports, we will provide the source of funds used to finance our distributions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations and Adjusted Funds from Operations, page 37

3.	We note that your calculation of FFO, and therefore also AFFO, begins with Net income (loss) attributable to common shareholders. In future periodic filings, please revise your presentation to clearly label the non-GAAP measure as “FFO attributable to common stockholders.” Also make a similar revision to properly label AFFO.

Response:

In future Exchange Act periodic reports, we will revise the presentation of our non-GAAP measures, FFO and AFFO, to “FFO attributable to common stockholders” and “AFFO attributable to common stockholders,” respectively.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (248) 226-5700 ext. 403.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Bluerock Residential Growth REIT, Inc.

/s/Christopher J. Vohs

Christopher J. Vohs

Chief Accounting Officer and Treasurer